UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13G/A

                    Under the Securities Exchange Act of 1934

                             Avax Technologies, Inc
                             ----------------------

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                February 15, 2002

                            (CUSIP Number: 053495305)

                                December 31, 2000
                                -----------------
                       Date of event which requires filing

Check the appropriate box to designate the rule pursuant to which the schedule is filed:

                                |_| Rule 13d-1(b)
                                |x| Rule 13d-1(c)
                                |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filled for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13G).

CUSIP No. 640522108                      13G
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lindsay A. Rosenwald, M.D.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                  5    SOLE VOTING POWER

                       418,137
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          54,047
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             418,137(1)
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       54,047
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    472,184(1)
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    2.8%
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12  TYPE OF REPORTING PERSON*

    IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT

(1.) Lindsay A. Rosenwald, M.D., is the chairman and sole stockholder of Paramount Capital Asset Management, Inc. which is the General Partner to Aries Domestic Fund, LP, a limited partnerships incorporated in Delaware, and the Investment Manager to the Aries Master Fund II, a Cayman Islands exempted company. Accordingly, Dr. Rosenwald's beneficial ownership consists of convertible securities to purchase 34,958 shares of Common Stock owned directly by the Aries Master Fund II; convertible securities to purchase 19,089 shares of of Common Stock owned directly by the Aries Domestic Fund, LP; and convertible securities to purchase 325,266 shares of Common Stock and 92,871 shares of Common Stock owned directly by Dr. Rosenwald.

ITEM 1(a). NAME OF ISSUER:

           Avax Technologies, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           4520 Main Street, Ste. 93
           Kansas City, MO 64112

ITEM 2(a) NAME OF PERSON FILING:

          This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), Aries Master Fund II, a Cayman Island exempted company ("Aries Fund") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

          Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole stockholder of Paramount Capital,(1) a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner to Aries Domestic,(2), a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Fund,(3) a Cayman Islands exempted company.

          Dr. Rosenwald, Paramount Capital, Aries Domestic, and Aries Fund and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          Paramount Capital's, Aries Domestic's, , and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for The Aries Fund is c/o Fortis Fund Services Cayman Limited, Grand Pavilion Commercial Center, 802 West Bay Road, Grand Cayman, Cayman Islands.

ITEM 2(c). CITIZENSHIP:

          Dr. Rosenwald is a citizen of the United States of America.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

          Common Stock, $.001 par value per share.

-------------------
(1) Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

(2) Please see attached Exhibit C indicating the general partner to each of Aries Domestic and Aries II and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

(3) Please see attached Exhibit D indicating the investment manager of the Aries Fund and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.


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

ITEM 2(e). CUSIP NUMBER: 053495305

ITEM 3. |x| CHECK THIS BOX IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(c)

ITEM 4. OWNERSHIP

          For information concerning the ownership of Common Stock of the Company by the Reporting Persons, see Items 5 through 9 and 11 of the cover pages to this schedule 13G and footnotes thereto.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          As of the date of the filing of this Schedule 13G Amendment, Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of the Issuer.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

          Not Applicable

ITEM 10. CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in a transaction having that purpose and effect.

Material to be Filed as Exhibits:

Exhibit A - Copy of an Agreement between Dr. Rosenwald, Paramount Capital, Aries
            Domestic, and Aries Fund to file this Statement on Schedule 13G on behalf of each of them.

Exhibit B - List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C - List of executive officers and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D - List of executive officers and directors of Aries Fund and information called for by Items 2-6 of this statement relating to said officers and directors.


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

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated: February 10, 2001         By: /s/ Lindsay A. Rosenwald
                                    --------------------------------------------
New York, NY                     Name: Lindsay A. Rosenwald, M.D.
                                 Title: Chairman


                                 ARIES DOMESTIC FUND, L.P.
                                 By Paramount Capital Asset Management, Inc.,
                                 General Partner

Dated: February 10, 2001         By: /s/ Lindsay A. Rosenwald
                                    --------------------------------------------
New York, NY                     Name: Lindsay A. Rosenwald, M.D.
                                 Title: Chairman


                                 THE ARIES MASTER FUND II
                                 By Paramount Capital Asset Management, Inc.
                                 Investment Manager

Dated: February 10, 2001         By: /s/ Lindsay A. Rosenwald
                                    --------------------------------------------
New York, NY                     Name: Lindsay A. Rosenwald, M.D.
                                 Title: Chairman

Dated: February 10, 2001         By: /s/ Lindsay A. Rosenwald
                                    --------------------------------------------
New York, NY                     Name: Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13G

The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of Avax Technologies, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

                                  PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated: February 10, 2001
New York, NY                      By: /s/ Lindsay A. Rosenwald
                                     -------------------------------------------
                                  Name: Lindsay A. Rosenwald, M.D.
                                  Title: Chairman


                                  ARIES DOMESTIC FUND, L.P.
                                  By Paramount Capital Asset Management, Inc.
                                  General Partner

Dated: February 10, 2001
New York, NY                      By: /s/ Lindsay A. Rosenwald
                                     -------------------------------------------
                                  Name: Lindsay A. Rosenwald, M.D.
                                  Title: Chairman


                                  THE ARIES MASTER FUND
                                  By Paramount Capital Asset Management, Inc.
                                  Investment Manager

Dated: February 10, 2001
New York, NY                      By: /s/ Lindsay A. Rosenwald
                                     -------------------------------------------
                                  Name: Lindsay A. Rosenwald, M.D.
                                  Title: Chairman

Dated: February 10, 2001
New York, NY                      By: /s/ Lindsay A. Rosenwald
                                     -------------------------------------------
                                  Name: Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

NAME                                PRINCIPAL OCCUPATION OR
                                    EMPLOYMENT

Lindsay A. Rosenwald, M.D.          Chairman of the Board and sole shareholder,
                                    Paramount Capital Asset Management, Inc.,
                                    Paramount Capital Investments LLC and
                                    Paramount Capital, Inc.

Mark C. Rogers, M.D.                President of Paramount Capital Asset
                                    Management, Inc., Paramount Capital
                                    Investments, LLC, and Paramount Capital,
                                    Inc.

Peter Morgan Kash                   Director of Paramount Capital Asset
                                    Management, Inc., Senior Managing Director,
                                    Paramount Capital, Inc.

Dr. Yuichi Iwaki                    Director of Paramount Capital Asset
                                    Management, Inc., Professor, University of
                                    Southern California School of Medicine

Item 2.

During the five years prior to the date hereof, the above person (to the best of Paramount Capital's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Additionally, during the five years prior to the date hereof, the above person (to the best of Paramount Capital's knowledge) has not been a party to a civil proceeding, of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

The name and principal occupation or employment of the General Partner of Aries Domestic and Aries II, which are located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, is as follows:

NAME                                        PRINCIPAL OCCUPATION OR EMPLOYMENT

Paramount Capital Asset Management, Inc     General Partner

Exhibit B is hereby incorporated by reference.

Item 2.

During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Additionally, during the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been a party to a civil proceeding, of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Fund is as follows:

PRINCIPAL OCCUPATION                              NAME
OR EMPLOYMENT

Paramount Capital Asset Management, Inc.          Investment Manager

Fortis Fund Services Cayman Limited               Administrator
Grand Pavilion Commercial Center
802 West Bay Road
Grand Cayman, Cayman Islands

Exhibit B is hereby incorporated by reference.

Item 2.

During the five years prior to the date hereof, the above person (to the best of Aries Fund's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Additionally, during the five years prior to the date hereof, the above person (to the best of Aries Fund's knowledge) has not been a party to a civil proceeding, of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

Please refer to Items 3-6 herein reporting the beneficial ownership.


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